Exhibit (a)(3)

STRATEX ANNOUNCEMENT

TO:	All Employees

FROM:	Chuck Kissner, CEO

DATE:	June 23, 2003

SUBJECT:	Fiscal Year 2004 Compensation Program

     The purpose of this memo is to announce several aspects of the Stratex Networks FY04 Compensation Program.

     The prolonged weak economy has proven difficult for everyone, especially for telecom. We’ve seen our company downsized, forgone raises and bonuses, and many employee stock option grants are “underwater,” meaning the exercise price for each share is higher than its current market value. Despite the difficulties, we’ve accomplished many of our goals over the past year through the hard work and dedication of a great team of employees.

     As I’m sure you are aware, most projections are for continued weakness in the telecommunications market. Despite these economic challenges, we’re intent on rewarding employees for accomplishments. It is our desire to offer a program that is fair, consistent, performance driven, market focused and financially prudent.

     Here are the basic elements:

Equity Compensation: To address the issue of “underwater stock options,” we have asked our stockholders to approve a Stock Option Exchange Program that will allow employees to voluntarily cancel most of their “underwater” stock option grants in exchange for a new stock option grant. The new option grant is designed to satisfy current SEC and accounting regulations and as a result will be issued and priced six months and one day after the original options are cancelled. We anticipate approval of this program at the Annual Meeting on July 15, 2003, and will provide instructions to those eligible.

Base Compensation: Employees who are not eligible to participate in the stock option exchange program will be eligible for a salary merit increase based on performance. Officers of the Company and senior executives reporting to me will not be eligible to participate in either the Base Compensation program or the Equity Compensation program or the Stock Option Exchange program.

Benefits: We reviewed our worldwide benefit programs to ensure that each component meets the needs of employees and is competitive within each local market. As a result, we adjusted some programs to be more competitive in certain geographies. Specific program enhancements will be announced to the affected employees shortly.

Other Items: The program for employees affected by sales incentive programs has already been announced. We are continuing to explore other ways of rewarding employees for meeting their goals, as conditions permit.

     I’m pleased that we are able to provide these programs during these difficult economic times. Supporting the strategic principle of “Clarity of Expectations and Rewards” is vital to the personal success of each individual, as well as the success of our company as a whole. Thank you again for your efforts and achievements!